UNITED STATES
SECURITIES AND
EXCHANGE
COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one):


[           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[ x ] Form 10-QSB    [           ] Form 10-D    [           ] Form N-
SAR    [           ] Form N-CSR
For Period Ended: March 31, 2008
[           ]
Transition Report on Form 10-K
[           ]
Transition Report on Form 20-F
[           ]
Transition Report on Form 11-K
[           ]
Transition Report on Form 10-Q
[           ]
Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I - REGISTRANT INFORMATION
CHINA FUHUA NEW
MATERIAL HOLDINGS,
INC.
Full Name of Registrant
Not Applicable
Former Name if Applicable
9595 Wilshire Blvd., Suite 900
Address of Principal Executive Office (Street and
Number)
Beverly Hills, CA 90212
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
?

(a)
The reason described in reasonable detail in
Part III of this form could not be eliminated without unreasonable effort or expense




(b)
The subject annual report, semi-annual
report, transition report on Form 10-K,
Form 20-F, Form 11-K, Form N-SAR or
Form N-CSR, or portion thereof, will be
filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and




(c)
The accountant's statement or other exhibit
required by Rule 12b-25(c) has been
attached if applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-
F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition
report or portion thereof, could not be filed within the
prescribed time period.
The Registrant is unable to file its Quarterly Report on
Form 10-QSB for the period ended March 31, 2008
within the prescribed time period without
unreasonable effort and expense due to the
unavailability of certain information that may
materially affect the disclosure to be contained in the
Report.
PART IV - OTHER INFORMATION
(1)
Name and telephone number of person to contact in regard to this notification


Ming Xu
(310)
300-8418

(Name)
(Area Code)
(Telephone
Number)

(2)
Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act
of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for
such shorter period that the registrant was required
to file such report(s) been filed? If answer is no,
identify report(s).
[ x ] Yes [           ] No


(3)
Is it anticipated that any significant change in
results of operations from the corresponding period
for the last fiscal year will be reflected by the
earnings statements to be included in the subject
report or portion thereof?
[           ] Yes [ x ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


CHINA FUHUA NEW MATERIAL HOLDINGS,
INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf
by the undersigned hereunto duly authorized.
Date: May 15, 2008
By:
/s/Ming Xu


MING XU

Title:
President